UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 5.6% increase in January 2013 passenger traffic
OMA Announces Fourth Quarter 2012 Earnings

Monterrey, Mexico, February 19, 2013 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the fourth quarter of 2012 today.1

Summary

OMA recorded solid results in the fourth quarter of 2012, with significant growth from the three lines of business: aeronautical operations, commercial activities, and diversification projects. Aeronautical and non-aeronautical revenues rose a combined 7.4%, Adjusted EBITDA2 increased 11.8%, and operating income increased 13.9%.  Consolidated net income increased 10.9% to Ps. 257 million.

For the full year 2012, aeronautical and non-aeronautical revenues rose a combined 14.7%, with passenger traffic growth of 7.0%. Aeronautical revenue per passenger grew 6.5% and non-aeronautical revenue per passenger rose 9.5%. Aeronautical revenue increased 13.9%, and non-aeronautical revenue increased 17.0%.  Adjusted EBITDA increased 20.9%, and consolidated net income increased 33.0%. The return on equity was 12.8%.

______________________________________
1 Unless otherwise stated, all references are to the fourth quarter of 2012 (4Q12), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 12.9658 per U.S. dollar as of December 31, 2012 and Ps. 13.9787 as of December 31, 2011.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

The principal developments of the fourth quarter included:

▪
Terminal passenger traffic increased 6.8% to 3.2 million in 4Q12; domestic traffic increased 7.6%, and international traffic increased 2.2%.  Nine of the 15 airlines at our airports grew traffic in the quarter.

▪	Four new international routes opened in the quarter.

▪	Aeronautical revenues increased 3.3%, principally as a result of the growth in passenger traffic.

▪	Non-aeronautical revenues increased 20.7%.

▪	The sum of aeronautical and non-aeronautical revenues per passenger increased 0.6% to Ps. 230.9.

▪	Aeronautical revenues per passenger decreased 3.3% to Ps. 169.3.

▪	Non-aeronautical revenues per passenger increased 13.0% to Ps. 61.6; this marks the 19th consecutive quarter of increase in non-aeronautical revenues.

▪	Adjusted EBITDA increased 11.8% to Ps. 382 million in 4Q12. The Adjusted EBITDA margin reached 51.5%, an increase of 200 basis points, reflecting OMA’s efforts to increase cash flow generation.

▪	Consolidated net income rose 10.9% to Ps. 257 million. Earnings per share were Ps. 0.64, or US$0.40 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 168 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 1.7% to 83,927 operations. Domestic flight operations and international operations decreased 1.7% and 1.3%, respectively.

Total passenger traffic increased 6.8% (+204,428 terminal passengers).

Traffic increased most in the Monterrey (+10.1%), Reynosa (+40.9%), Culiacán (+6.0%), and Chihuahua (+8.5%) airports. Nine airlines had increases in passenger volumes. The Mazatlán (-4.0%), Acapulco (-3.9%), and Zacatecas (-6.9%) airports had the largest decreases.  (See Annex Table 1, Passenger Traffic for more detail.)

Of total passenger traffic, 85.8% was domestic, and 14.2% was international. Commercial aviation accounted for 97.1% of passenger traffic and general aviation 2.9%. Monterrey generated 48.0% of passenger traffic, Culiacán 9.6%, and Chihuahua 6.9%.

Domestic passenger traffic increased 7.6%.

Nine airports had increases in domestic traffic. Monterrey (+10.0%) had increases principally on the routes to Mexico City and Cancún. Reynosa (+41.4%) increased traffic on the Mexico City route; Culiacán (+5.1%) increased traffic on the Tijuana and Guadalajara routes.  Chihuahua (+7.8%) increased traffic on the Monterrey route.

Acapulco (-4.0%) and Zacatecas (-3.9%) had decreased traffic on their Mexico City routes. San Luis Potosí (-3.2%) had a decrease in general aviation traffic.

Three domestic routes closed during the quarter.

International passenger traffic increased 2.2%.

Seven airports had increases in international traffic. The most significant increases were in Monterrey (+10.5%) with increases from the routes to Dallas and San Antonio; Chihuahua (+16.3%) with increases on the routes to Dallas and Houston; and Culiacán (+99.2%) with increases on the Los Angeles route.

Six airports had reductions in international passenger traffic, with the most significant decrease in Mazatlán (-21.5%) and Zacatecas (-14.2%), as a result of traffic decreases on the Seattle and Los Angeles routes, respectively.

 Four international routes opened in the quarter, and one closed.

Air Cargo volumes decreased 5.7%, principally as a result the end of operations by some freight consolidators.

Of total air cargo volume, 63.8% was domestic and 36.2% was international.

During 2012, OMA began to operate checked baggage screening for explosives in its 13 airports, in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects will be assessed as a non-regulated service charge.

Non-Aeronautical and Commercial Operations

During 4Q12, we continued to expand and improve the commercial offering and passenger services available in our airport terminals, as part of our commercial strategy. Thirty-nine new retail, advertising, restaurant, passenger service, car rental, time share marketing operations, communication, and hotel marketing operations opened in the 13 airports.  The occupancy rate of our commercial space was 95%, as a result of our initiatives to achieve steady growth of commercial revenues even while systematically expanding the total amount of commercial space available. Full year revenue per square meter was Ps. 10,431, an increase of 11.0% compared to 2011.

NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport had an average occupancy rate of 79.6%, as compared to 84.8% in 4Q11. The decrease principally reflects in part the relocation of United/Continental operations to Terminal 1. The NH T2 hotel had the highest occupancy rate in the Mexico City airport hotel market in 4Q12, and an 18.9% market share.

Consolidated Financial Results

Revenues

Total revenues increased 12.8% to Ps. 873 million. The sum of aeronautical and non-aeronautical revenues increased 7.4% to Ps. 742 million.  Construction revenues increased to Ps. 130 million compared to Ps. 82 million in 4Q11.

The 3.3% increase in aeronautical revenues was principally the result of the increase in passenger traffic. Non-aeronautical revenues rose 20.7%, principally because of the revenues from checked baggage screening, higher revenue from the NH T2 hotel, and parking.

Non-aeronautical revenues were 26.7% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.7% of the total.

The Monterrey airport contributed 44.6% of the sum of aeronautical and non-aeronautical revenues (Ps. 742 million), Culiacán 8.5%, and Chihuahua 6.2%.

Construction revenues represent the value of improvements to concessioned assets made during the quarter. (See Notes to the Financial Information.)

Aeronautical revenues increased 3.3% to Ps. 544 million. Domestic passenger charges increased 4.2% principally as a result of increased domestic traffic. International passenger charges decreased 5.4%, principally as a result of exchange rate movements. Aeronautical revenue per passenger decreased 3.3% to Ps. 169.3.

Non-aeronautical revenues increased 20.7%, principally because of growth in revenues from checked baggage screening, the NH T2 hotel, and parking.

NH T2 hotel revenues increased 9.7% to Ps. 41 million, principally as a result of increased restaurant revenues and rate increases.  Revenue per available room3 was Ps. 1,197 in 4Q12, 6% higher than the Ps. 1,134 realized in 4Q11.  Room rentals were 76.4% of hotel revenues, food and beverages 19.3%, and other services 4.3%.

________________________________________
3 RevPAR

Parking revenues increased 7.3%, principally as a result of increased passenger traffic and the lease of spaces to car rental companies.

Cargo revenues increased 21% to Ps. 9 million in 4Q12.  The increase in revenues reflects principally the re-composition of the cargo business and the increased volumes of ground traffic in the in-bond zones of the Monterrey and Chihuahua airports.  These revenues represent 19% of OMA Carga’s revenues, as compared to 15% in 2011. As a result, total cargo revenues grew 21.0% compared to the prior year period.

Monterrey contributed 41.7% of non-aeronautical revenues, the NH T2 hotel 20.9%, Mazatlán 4.2%, and Chihuahua 3.7%.

Non-aeronautical revenues per passenger increased 13.0% to Ps. 61.6. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 16.1% to Ps. 48.7.

Revenues from time share operators decreased principally because of a reduction in the number of these companies operating in OMA’s tourist airports.

Costs and Operating Expenses

Total cost of services and general and administrative expenses, excluding the maintenance provision, construction costs, and hotel costs and expenses, increased 2.2%, principally because of the contracting of personnel to staff the checked baggage screening equipment, the renegotiation of the security services contract last year, and an increase in insurance premiums related to the checked baggage screening initiative.

The increased costs related to checked baggage screening equipment are expected to be recovered through payment for this service by the airlines, as well as through each airport’s maximum rate.

The line item other costs decreased because of an adjustment in pension provision, as a result of new actuarial calculations.

The airport concession tax increased 11.7% because of the growth in revenues.  The technical assistance fee increased 5.1%, as a result of the increase in EBITDA.

Depreciation and amortization increased 12.1%, principally as a result of increased investments, including the expansion of Terminal C in Monterrey and the Culiacán airport.

As a result of the foregoing and the decrease in construction costs, total costs and expenses increased 12.2% to Ps. 580 million in 4Q12.

Adjusted EBITDA and Operating Income

Adjusted EBITDA was Ps. 382 million in 4Q12, an increase of 11.8%. The Adjusted EBITDA margin was 51.5%, an increase of 200 basis points over the prior year period, and a reflection of OMA’s initiatives to increase cash flow.

OMA calculates Adjusted EBITDA as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 13.9% to Ps. 292 million, and the operating margin was 33.5%.

Financing Expense and Taxes

 Comprehensive financing expense was Ps. 20 million in 4Q12, an increase of 4.5%. The increase was principally the result of a higher level of interest expense as a result of increased leverage to improve the capital structure, which was partially offset by a halving of the exchange loss to Ps. 1.1 million.

The tax provision was Ps. 15.5 million, with an effective tax rate of 14.8%.  This effective rate is below the 30% statutory rate principally as a result of a reduction in deferred income tax and deferred flat rate corporate tax (IETU).  Comparisons with the prior year period are affected by the exhaustion of the tax loss carry-forwards of the Monterrey airport and a re-estimation of the IETU liability.

Net Income

Consolidated net income and net income of controlling interest increased 10.9% to Ps. 257 million and Ps. 256 million, respectively.  The increases were principally the results of increased operating income.

Earnings per share were Ps. 0.64, and earnings per ADS were US$0.40 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital Expenditures

During 4Q12, capital expenditures were Ps. 168 million, including Master Development Plan (MDP) projects and acquisitions as well as strategic investments. Of total capex, Ps. 61 million corresponds to major maintenance and was a charge against the maintenance provision, reducing this long term liability. The most important investments during the fourth quarter were:

▪	Expansion of the commercial aviation platform, taxiway, and new commercial aviation zone at the San Luis Potosí airport.
▪	Rehabilitation of the Reynosa airport runway.
▪	Expansion and remodeling of the San Luis Potosí terminal building.
▪	Relocation of the security checkpoint and expansion of the boarding lounge in the Culiacán airport.
▪	Design, installation, and start of operations of closed circuit TV systems for the Monterrey airport.
▪	Rehabilitation of the Torreón airport runway.
▪	Design, procurement and installation of two passenger jetways in Cuidad Juárez.
▪	Preparations for the installation of a Category 1 Instrument Landing System (ILS) for the Reynosa airport.
▪	Acquisition and installation of a new air conditioning system for the Culiacán airport.
▪	Remodeling of the Zihuatanejo terminal building.

Cash Flow Statement

For the full year 2012, operating activities generated cash of Ps. 1,163 million compared to Ps. 607 million during 2011. The increase was principally because of increased revenues and improved working capital management in 2012.

As of December 31, 2012, the balance sheet included short-term bank debt of Ps. 550 million.  The revolving credit facilities finance working capital needs and have an interest rate of 28-day TIIE + 109 bp. Long-term debt totaled Ps. 1,543 million, including the current portion of Ps. 33 million. Of total long-term debt, Ps. 1,300 million are the 5 year Notes (certificados bursatiles) that OMA issued in July 2011 at a rate of 28-day TIIE + 70 bp.  Long-term bank debt includes the US$ 16.3 million financing with UPS Capital for the checked baggage screening equipment, at a rate of 3-month Libor + 125 bp and maturing in 2021, and a US$ 2.7 million loan at a rate of 3-month Libor + 95 bp maturing in 2017 to finance the purchase of firefighting equipment at six airports. The net debt to Adjusted EBITDA ratio was 0.6 in 2012.

During 2012, OMA invested Ps. 721 million in MDP investments, that are recorded in the following accounts:  Ps. 254 million in the cash flow statement under investment in airport concessions, Ps. 58 million in acquisition of land, machinery, and equipment, and Ps. 254 million in a reduction in the maintenance reserve; and in the income statement, a Ps. 164 million maintenance provision.

Dividend payments during 2012 were Ps. 198 million plus the reimbursement of capital for Ps. 500 million.

Financing activities generated an outflow of Ps. 248 million, generated principally by the payment of the capital reduction to shareholders of Ps. 500 million on June 4, 2012, as approved by the Annual Shareholders’ Meeting on April 18, 2012.

Investment activities, as presented in the cash flow statement, used cash of Ps. 286 million in 2012.

OMA had a net increase in cash of Ps. 629 million in 2012.  The balance of cash and cash equivalents was Ps. 1,152 million as of December 31, 2012. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Full Year Overview

OMA closed 2012 with an increase of 14.7% increase in the sum of aeronautical and non-aeronautical revenues, while passenger traffic increased 7.0%.  Aeronautical revenue per passenger increased 6.5%, and non-aeronautical revenue per passenger grew 9.4%.  The 13.9% increase in aeronautical revenues was principally the result of the increase in passenger traffic volumes.  The 17.0% increase in non-aeronautical revenues was principally the result of the growth in revenues of the in NH T2 Hotel (+11.5%), parking (+9.6%), the start of operation of checked baggage screening, which contributed to the increase in other revenues (+107.3%), and commercial leases (+6.0%).

The sum of costs of services and general and administrative expenses, excluding the maintenance provision, construction costs, and hotel expenses, increased 7.3%.  This was principally the result of an increase in electricity rates and new contract terms for subcontracted services. Adjusted EBITDA rose 20.9% to Ps. 1,511 million, with an Adjusted EBITDA margin of 53.6%.  Operating income was Ps. 1,160 million, and consolidated net income increased 33.0% to Ps. 819 million. Earnings per share were Ps. 2.05 and earnings per ADR were US$ 1.26.  The return on equity was 12.8%.

In late 2012, OMA formed an alliance with VYNMSA for the construction and development of an industrial park at the Monterey airport, OMA VYNMSA Aero Industrial Park.

Subsequent events

Increase in maximum rates associated with maintenance of checked baggage screening equipment:  The SCT issued mandatory circular CO SA-17.2/10 R1 and the DGAC authorized putting into service checked baggage screening equipment for the detection of explosives at all OMA’s airports. OMA reached an agreement to recover the cost of maintenance for this equipment through an average increase of 1.7% in the maximum rates at our airports.

Monterey airport master development plan: The DGAC authorized substituting one-third of the total value of the land acquired at this airport as part of the project for the construction of a second runway investments for Ps. 386.6 million included in the final three years of the Monterey airport 2011-15 MDP. Of the total of investments that are being substituted, Ps. 121.7 million correspond to investments planned for 2013, Ps. 138.5 million for 2014, and Ps. 126.4 million for 2015. It is important to note that the disbursements for the acquisition of land were realized during the 2006–2010 period. OMA continues to discuss with the authorities the recovery of the balance of the land purchases made for a second runway.

Disbursement of a Ps. 300 million short-term loan: During January 2013 OMA received Ps. 300 million from a revolving credit line provided by Scotiabank. The interest rate is TIEE + 90 bp. The proceeds are being used for working capital purposes.

Payment of a short-term credit line:  During January 2013, OMA paid Ps. 95 million of a Ps. 100 million revolving credit from Banco del Bajío that has an interest rate of TIEE + 150 bp.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on February 20, 2013 at 11:00 am Eastern time, 10:00 am Mexico City time.

The conference call is accessible by calling 877-941-2068 toll-free from the U.S. or 1-480-629-9712 from outside the U.S. The conference ID is 4592806. A taped replay will be available through February 27, 2013 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of pesos)

	December 31 2011	December 31 2012	% Var 4Q12 vs 4Q11
Assets			
Current assets			
Cash and cash equivalents	523,634	1,152,433	120.1
Trade Accounts receivable- net	347,240	287,807	(17.1)
Trade Accounts receivable from related parties	86,454	89,672	3.7
Other current assets	212,586	186,467	(12.3)
Total current assets	1,169,914	1,716,379	46.7
Land, buildings, machinery and equipment- net	2,118,450	2,150,325	1.5
Investments in airport concessions	5,769,688	5,899,373	2.2
Other assets- net	25,151	25,557	1.6
Deferred Taxes	218,484	333,082	52.5
Total assets	**9,301,687**	**10,124,716**	**8.8**
Liabilities and stockholder's equity			
Current liabilities			
Bank loans	-	550,000	n.a
Current portion of long-term debt	29,182	33,068	13.3
Current portion of long-term liabilities	164,374	164,208	(0.1)
Trade accounts payable	173,456	154,273	(11.1)
Taxes and acumulated expenses	189,857	252,198	32.8
Accounts payable to related parties	170,045	87,593	(48.5)
Dividend payable	94,132	-	(100.0)
Statutory employee profit sharing	3,901	8,131	108.4
Total current liabilities	824,946	1,249,471	51.5
Long term debt	1,535,428	1,510,249	(1.6)
Guarantee deposits	25,912	33,091	27.7
Employee benefits	52,896	70,321	32.9
Maintenance Reserve	436,694	356,378	(18.4)
Deferred taxes	341,310	489,251	43.3
Total liabilities	**3,217,186**	**3,708,762**	**15.3**

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income

(Thousands of pesos)

	4Q11	4Q12	% Var	12M11	12M12	% Var
Revenues						
Aeronautical services	527,138	544,296	3.3	1,870,177	2,130,662	13.9
Non-aeronautical services	164,059	198,024	20.7	588,670	688,959	17.0
Construction services	82,440	130,192	57.9	330,863	277,229	(16.2)
Total revenues	**773,637**	**872,513**	**12.8**	**2,789,709**	**3,096,850**	**11.0**
Operating costs						
Cost of services	160,175	182,417	13.9	602,599	653,429	8.4
Maintenance provision	41,421	41,052	(0.9)	165,685	164,208	(0.9)
Cost of construction	82,440	130,192	57.9	330,863	277,229	(16.2)
General and administrative expenses	140,538	127,169	(9.5)	435,830	460,540	5.7
Concession taxes	32,814	36,642	11.7	115,979	137,028	18.1
Technical assistance payment	15,888	16,697	5.1	55,150	67,366	22.1
Depreciation and amortization	43,747	49,028	12.1	165,088	186,803	13.2
Other expenses (revenues) - net	(199)	(3,067)	1,443.3	(751)	(9,924)	1,220.5
Total operating costs	**516,824**	**580,131**	**12.2**	**1,870,442**	**1,936,679**	**3.5**
Operating income	**256,812**	**292,382**	**13.9**	**919,267**	**1,160,171**	**26.2**
Comprehensive financing income (expense)						
Interest income (expense) - net	(17,418)	(19,250)	10.5	(82,352)	(76,083)	(7.6)
Exchange gain (loss)- net	(2,014)	(1,060)	(47.3)	(38,766)	23,168	(159.8)
Comprehensive financing income (expense)	**(19,432)**	**(20,310)**	**4.5**	**(121,118)**	**(52,915)**	**(56.3)**

Annex Table 4

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
For the twelve months ending on December 31, 2012 (thousand pesos)

	Capital stock Nominal	Additional paid in capital	Retained earnings	Reserve for repurchase of shares	Labor Obligations	Non-controlling interest	Total stockholder's equity
Balance as of December 31, 2011	**4,394,444**	**29,786**	**1,255,137**	**397,557**		**7,577**	**6,084,501**
Capital Reduction	(500,000)						(500,000)
Declared dividends							-
Reissuance (repurchase) of shares, net	2,724			4,503			7,227
Increase in repurchase reserve			(2,714)	2,714			-
Dividend cancelation due to share buyback			13,038				13,038
Increase in non-controlling interest						24	24
Effect of actuarial (gains) or losses on pensions			-		(11,313)	(13)	(11,326)
Deferred tax effect					3,400	4	3,404
Net income (loss)			818,119			967	819,086
Balance as of June 30, 2012	**3,897,168**	**29,786**	**2,083,580**	**404,774**	**(7,913)**	**8,559**	**6,415,954**

See Notes to the Financial Information

Annex Table 6

Unaudited Operating Results by Airport

Thousand passengers and thousand pesos

Monterrey	4Q11	4Q12	12M11	12M12
Total passengers	1,401.4	1,542.4	5,582.8	6,105.9
Total Revenues	353,891	364,627	1,279,066	1,351,793
Aeronautical services	245,554	248,378	843,773	989,976
Non- Aeronatical services	72,765	82,625	250,719	292,169
Construction services	35,572	33,625	184,574	69,648
Income from operations	229,400	238,949	794,500	927,601
EBITDA	244,415	256,016	852,610	993,465

Culiacán	4Q11	4Q12	12M11	12M12
Total passengers	292.5	310.0	1,070.7	1,168.4
Total Revenues	59,526	72,372	203,758	287,078
Aeronautical services	49,564	51,881	168,427	194,285
Non- Aeronatical services	7,057	7,511	23,175	26,605
Construction services	2,905	12,980	12,156	66,188
Income from operations	39,992	44,211	130,164	161,132
EBITDA	42,559	46,930	139,483	171,740

Chihuahua				
Total passengers	203.2	220.4	782.1	855.1
Total Revenues	55,360	47,125	166,518	185,859
Aeronautical services	32,799	36,063	122,508	139,127
Non- Aeronatical services	6,983	7,418	24,910	27,259
Construction services	15,578	3,643	19,101	19,473
Income from operations	29,566	28,279	102,530	110,585
EBITDA	31,654	30,698	110,170	119,768

Ciudad Juárez				
Total passengers	175.2	179.7	673	699.4
Total Revenues	44,194	41,704	129,540	139,386
Aeronautical services	29,361	28,870	101,423	110,444
Non- Aeronatical services	5,060	5,763	18,345	20,563
Construction services	9,772	7,072	9,772	8,379
Income from operations	23,163	19,327	64,147	75,046
EBITDA	25,178	21,426	72,129	83,268

Mazatlán				
Total passengers	175.1	168.2	722.5	669.4
Total Revenues	47,128	45,992	171,176	166,249
Aeronautical services	32,049	32,723	122,733	122,061
Non- Aeronatical services	8,653	8,330	36,440	34,900
Construction services	6,426	4,939	12,002	9,287
Income from operations	28,255	26,109	104,342	103,257
EBITDA	30,675	28,901	113,791	114,159

Acapulco				
Total passengers	142.8	137.3	596	547
Total Revenues	29,737	46,718	130,535	140,550
Aeronautical services	23,728	23,372	103,695	99,498
Non- Aeronatical services	6,008	10,335	21,986	23,479
Construction services	-	13,011	4,853	17,573
Income from operations	9,817	7,507	53,326	48,060
EBITDA	12,953	12,192	65,779	61,969

Zihuatanejo				
Total passengers	109.9	107.2	457.9	457.9
Total Revenues	26,170	40,755	124,357	124,357
Aeronautical services	17,484	21,525	89,602	89,602
Non- Aeronatical services	4,558	4,172	17,376	17,376
Construction services	4,127	15,059	17,379	17,379
Income from operations	10,648	9,043	56,073	56,073
EBITDA	13,053	12,189	67,982	67,982

Other six airports				
Total passengers	509.9	549.3	1,864	2,091
Total Revenues	104,261	131,123	278,406	366,268
Aeronautical services	90,242	107,157	233,411	291,281
Non- Aeronatical services	13,954	16,047	39,748	45,549
Construction services	65	7,919	5,247	29,438
Income from operations	68,028	77,282	193,989	264,309
EBITDA	74,429	84,366	217,753	291,728

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC):  This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income.  These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements. The Mexican Institute of Statistics (INEGI) recently changed the average age of death to 77 years from the 64 years previously used. This increased the pension cost by Ps. 11.3 million, and is also reflected as a reduction in stockholder’s equity.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011.  The financial statements for the year ended December 31, 2010 were the last statements that were prepared in accordance with Mexican Financial Reporting Standards (MFRS). These financial statements have been reformulated for comparative effects under IFRS.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from U.S. GAAP.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee:  This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance.  The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

Analyst Coverage: In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Barclays – Benjamin Theurer
BBVA Bancomer – Pablo Abraham
Citigroup – Stephen Trent
Credit Suisse – Vanessa Quiroga
GBM – Luis Willard
HSBC – Francisco Suárez
Itaú – Vivian Salomón
JP Morgan – Fernando Abdalla
Merrill Lynch – Sara Delfim
Morgan Stanley – Nicolai Sebrell
Santander – Rogelio Urrutia
Scotia Capital – Rodrigo Echegaray
Vector – Marco Montañez

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Website	http://www.oma.aero
▪	Twitter:	http://twitter.com/OMAeropuertos
▪	Facebook:	http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 22, 2013